

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Oz Adler
Chief Executive Officer and Chief Financial Officer
SciSparc Ltd.
20 Raul Wallenberg St
Tower A, 2nd Floor
Tel Aviv 6971916
Israel

> **Re: SciSparc Ltd.**
> **Form 20-F**
> **For the Year Ended December 31, 2022**
> **File No 001-38041**

Dear Oz Adler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences